CHARMING SHOPPES, INC.

3750 State Road

Bensalem, Pennsylvania 19020

June 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549-6010

Attn: Mellissa Campbell Duru

Re:	Charming Shoppes, Inc.
Schedule 14D-9
Filed May 15, 2012
File No. 5-33215

Ladies and Gentlemen:

This letter sets forth the response of Charming Shoppes, Inc. (“Charming”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2012 and indicates the changes that are being made in Amendment No. 4 to the Schedule 14d-9 that is being filed with the Commission today.

Each of the Staff’s comments is restated below in bold type and is followed by Charming’s response.

Item 4. The Solicitation or Recommendation, page 9

Background of the Merger, page 13

1.	Further describe the deliberations of the Board upon learning that Party D & Party E were not prepared to increase their offer by a material amount without expense reimbursement. For example, disclose whether the Board deliberated possible ranges of expense reimbursement and/or had knowledge of the potential range above $7 that Party D and Party E were indicating may be negotiated with expense reimbursement.

Item 4 of the Schedule 14d-9 has been amended and supplemented by deleting the second paragraph that begins “On April 26, 2012 . . .” under the heading “Background of the Merger” and replacing that paragraph with the following paragraphs:

“On April 26, 2012, in response to a request from Barclays (acting at the direction of the Board), Ascena communicated through Barclays that it was prepared to raise its offer to $7.35 per Share in cash, conditioned upon the negotiation of a mutually acceptable Merger Agreement, provided that Charming would agree to negotiate exclusively with Ascena for a limited period of time. The same day, in response to a request from Barclays (acting at the direction of the Board), Party D and Party E informed Barclays that they would be prepared to consider raising their offer of $7.00 per Share by a material amount, conditioned upon an exclusivity arrangement and expense reimbursement provisions if they were not ultimately the successful bidder at such higher amount in the process.

The Board considered whether to agree to the request of Party D and Party E, noting that Ascena’s offer was by its terms only available for a limited period of time, which time period had already expired without any response from the Company, and that Ascena’s offer had been conditioned on the Company’s agreement to negotiate with Ascena on an exclusive basis. The Board also noted that while both the Ascena offer and the offer from Party D and Party E were conditioned on exclusivity, Ascena had not requested expense reimbursement. In essence, Ascena had offered $7.35 per Share in cash subject only to a short exclusive negotiation period, while Party D and Party E had offered $7.00 per Share in cash, plus an uncertain amount of additional consideration (which was referenced by Party D and Party E as “material” in amount, but without any additional color), but subject to an expense reimbursement agreement as well as a short exclusive negotiation period.

The Board considered the likelihood that the amount of any significant increase in the offer price of Party D and Party E would depend on whether expense reimbursement was provided to them. The Board also considered, among other things, (i) the financing contingencies to which the offer of Party D and Party E was subject, (ii) that Ascena’s offer was not subject to any financing contingencies, (iii) that the proposed agreement with Ascena would permit Charming to seek specific performance of such agreement by Ascena, and (iv) that rejecting the request of Party D and Party E for expense reimbursement, providing exclusivity to Ascena and, assuming Charming was able to reach agreement with Ascena on the remaining open terms of the Merger Agreement, entering into the Merger Agreement with Ascena would not preclude Party D and Party E from submitting a takeover proposal to the Board or preclude the Board from negotiating (and potentially entering into a definitive agreement concerning) such takeover proposal provided that certain conditions in the Merger Agreement were satisfied. The Board also considered that, in connection with the efforts taken with the Company’s previous investment bankers to divest the Fashion Bug business, the Board had authorized the Company to enter into, and the Company had entered into, an expense reimbursement agreement with Party E in order to induce that party to continue to consider acquiring the Fashion Bug business. Following the execution of such expense reimbursement agreement, Party E did not make an acceptable offer for the Fashion Bug business and, as a result of the expense reimbursement agreement, the Company incurred significant expenses and was left without an acceptable offer to buy the Fashion Bug business.

Following this discussion, the Board directed Barclays to have further discussions with Party D and Party E to determine the highest price they would be willing to offer without the expense reimbursement conditions. Barclays reported back to the Board that Party D and Party E were not prepared to increase their offer by a material amount without the expense reimbursement provisions. The Board then advised Barclays to tell Ascena that it would agree to give Ascena exclusivity through 9:30 a.m. on April 30, 2012.

Reasons for the Recommendation, page 15

Review of Strategic Alternatives, page 17

2.	You disclose “[t]he Board believed that the process implemented was designed to elicit, and did elicit, the highest price reasonably attainable by Charming’s shareholders in an acquisition transaction.” (emphasis added) Based on the process described in your disclosure, the basis for this statement is not apparent. For example, it does not appear that the Board considered the price range above $7 that Party D and Party E were prepared to negotiate conditioned on expense reimbursement. Please revise or advise.

Please refer to the response to Comment 1 above.

Opinion of Charming’s Financial Advisor, page 19

Analysis of Selected Public Companies, page 21

3.	Please revise to clarify the criteria Barclays considered in reaching its conclusion that the companies selected were “reasonably similar” to Charming.

Item 4 of the Schedule 14d-9 has been amended and supplemented by amending and restating the first sentence of the third paragraph under the heading “Opinion of Charming’s Financial Advisor – Analysis of Selected Public Companies” to read as follows:

“Barclays selected the public companies listed above because their businesses and operating profiles are reasonably similar to those of Charming, including because such companies, like Charming, are specialty retailers that sell apparel, including women’s apparel, on a national basis in mall and off-mall locations.”

Charming Projections, page 26

4.	Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Item 4 of the Schedule 14d-9 has been amended to add the reconciliation disclosure required by Rule 100 of Regulation G.

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We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. In connection with this response, Charming acknowledges the following:

•	Charming is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Charming may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or want to discuss our responses to your comments, please contact the undersigned via telephone at (215) 638-6898 or Charming’s outside counsel, Troy Calkins at Drinker Biddle & Reath LLP, via telephone at (312) 569-1150.

Very truly yours,

/s/ Colin D. Stern
Colin D. Stern
Executive Vice President,
General Counsel and Secretary